Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Barclays Announcement 23 JULY 2007- Press Conference Transcript

MARCUS AGIUS: Right. Well, let’s, let’s get going. Good morning, everybody. Thank you for coming. When I became Chairman of Barclays at the beginning of this year, I knew the bank was going pretty well and I knew that there was absolutely no shortage of ambition. But I don’t think I had any idea at all, as we get to a day like today, with the developments being announced this morning which are fantastic in their own right and they’re even more fantastic as far as the merger with ABN AMRO is concerned. So, I’m going to pass you, with no further ado, to John who is going to give you all the details. John.

JOHN VARLEY: Thank you very much, Marcus. Good morning and thank you very much for being with us. We’ve got four things that we want to talk about today – a further development in the strategic transformation of Barclays, through a groundbreaking partnership with state-owned China Development Bank, strong proof of the effective delivery of strategy in our first-half trading performance, a total of €13.4 billion of new equity investment into Barclays by China Development Bank and Temasek, the investment company owned by the Singaporean Ministry of Finance and improved terms in our offer to ABN AMRO shareholders. I’d like to start, if I may, by explaining the strategic context for today’s announcement and by giving you an update on our current trading. We believe strongly in the trend of globalisation in financial services and we believe that the sources of growth in the global financial services industry are pretty clear. Our strategy, as you know, is to position Barclays to capture higher profit growth from those trends. We believe also that the universal banking model is the one which maximises opportunities to serve customers and clients because it enables us to offer specialist capabilities at an advantaged cost of leads generation and service. It also maximises returns to shareholders by optimising the capital that we require to support the business. The strategy pursued at Barclays during the last years has been a strategy of achieving higher profit growth through earnings diversification and, as you know, the Barclays of today is a very different bank from the Barclays of ten or even five years ago. Then we were predominantly a UK clearing bank. We’ve pursued a radical increase in the profit growth of Barclays by making a significant change in the composition or mix of the portfolio and by seeking to maximise the alignment of Barclays with the source of the growth in the financial services industry we’ve sought and achieved exposure to higher growth businesses and markets, hence our largely organic development of Barclays Capital and Barclays Global Investors, hence the steps that we’ve taken to develop our international credit card business in the United States and elsewhere and hence, of course, the acquisitions of Banco Zaragozano and our controlling stake in ABSA.

That internalisation strategy has increased the percentage of profits that we derive from outside the United Kingdom from 20% to 50% and that’s enabled us to double our pre-tax profit share in recent years. Our first-half performance in 2007 extends that trend – profits up 12%, earnings per share up 14% and the dividend up 10%. I’m pleased with this, not least because it comes on top of the outstanding 25% growth in earnings that we achieved in the first half of 2006. The results include good breadth of income growth across the portfolio but I single out Barclays Capital which delivered another sparkling performance with income up over 20% and profits up over 30%, generated by two consecutive record quarters. I’m also pleased that profits in both UK Retail Banking and UK Business Banking grew by 9% and that we’re on track to deliver on our commitment for a further 2% improvement in the UK banking cost/income ratio this year. This is in addition to the 6% that we’ve already delivered in aggregate in 2005 and 2006.

Now, you’ve heard me talk before about looking East and about Barclays seeking more exposure to Asia. We’re announcing today a partnership with China Development Bank which is very significant as a development for Barclays and which will enable us further to accelerate the strategy that I’ve just been talking about. CDB is one of the premier government-sponsored financial institutions in China and our partnership, structured through a Memorandum of Understanding which we signed together this morning, will provide unprecedented access to China and to Chinese companies as they do business in China and around the world. CDB is focussed on infrastructure, petrochemicals, telecommunications and exports and its mission is to facilitate economic growth in China by supporting the state of China and Chinese corporations in their domestic and international activities. This partnership will create a substantial opportunity for earnings growth in Barclays. It’s an exclusive agreement and CDB will not enter into a similar collaboration with any other major banking institution with global operations. So, the opportunities to make money together are substantial. We’re already active in China and this will give our business a significant uplift. I’m going to ask Bob Diamond to talk further about this in just a moment.

Whilst the earnings impact of a new partnership with CDB will be bigger still if the ABN AMRO transaction is completed, the partnership is not conditional on the larger deal. CDB will still be making a big investment in Barclays and our Partnership Agreement proceeds, irrespective of the deal outcome. We’re also announcing today that Temasek Holdings will become a major shareholder in Barclays. Barclays has a strong relationship with Temasek which is one of the most sophisticated and successful equity investors in the world. Temasek has a specialism in the financial services sector which comprises 35% of their total portfolio and includes investments in 14 banks around the world. We regard Temasek’s investment as a significant demonstration of commitment to our long-term growth prospects from a very well-informed and discerning investor. Barclays has a very important presence in Singapore today. It’s a major hub for our Asian business and it’s the location for Global Service Operations, supporting many of our businesses around the world. It’s a particularly good place to locate key functions because of the supply of highly-skilled people. The arrangements with CDB and Temasek were orchestrated by Barclays Capital. It was through BarCap’s knowledge and relationships that we have that access, and once again we have a clear demonstration of the benefit to the Barclays Group but having a world-class investment bank in our family. CDB and Temasek will together commit €13.4 billion of new equity. The scale of this commitment is a very tangible demonstration of their confidence in our strategy and our prospects. It’s also a clear signal of their confidence in the ABN AMRO transaction and the way in which it will deliver incremental growth and incremental returns. The new equity funding comprises a firm placing at £7.20 per share which will take place now. The larger part of the investment by CDB and Temasek is a placing at £7.40 and the issue of warrants of £7.80 per share, conditional on the ABN AMRO offer completing.

I said earlier that we’d been thoughtful about the structure of the new equity issuance. We wanted to increase the percentage participation by our existing shareholders in the new Barclays and we wanted to be certain that the revised offer continued to satisfy the stringent economic tests that we apply to all mergers and acquisitions activity and we’ve achieved those objectives. In addition we’ll initiate a buy-back of up to €3.6 billion which will offset the stock issued in the unconditional placing and which is intended to minimise the dilutive effect of the placing on our existing shareholders. We recognise also that some of our current shareholders may want to participate in this transaction on these terms to maintain their weighting in the enlarged company. So, up to €2.5 billion of the conditional placing will be available for clawback outside of the United States targeted at existing Barclays shareholders at £7.40 per share, the same price at which CDB and Temasek are subscribing. The percentage of the enlarged Barclays owned by our existing shareholders will be 57%, up from 52% in the first offer, if they take up the clawback opportunity.

We’re also announcing today an improved offer to ABN AMRO shareholders, including the introduction of €24.8 billion of cash into the consideration mix. This will provide a flexible alternative for those ABN AMRO shareholders who do not want to take equity. The revised terms demonstrate our commitment to financial discipline. Earnings accretion is unchanged as is the return on investment and meanwhile the proportion of the enlarged company which will be owned by our existing shareholders will increase. The total cash contribution of some €25 billion is being funded from three sources – the conditional placing to CDB and Temasek which amounts to €9.8 billion, the use of the net proceeds from the LaSalle sale which amounts to about €12 billion and cash from existing Barclays resources which amounts to €3 billion. So, the new offer is 2.13 shares in Barclays plus €13.15 in cash for every ABN AMRO share and in addition ABN AMRO shareholders will have the right to participate in our final dividend, having already received the ABN AMRO interim dividend. We’ll offer a mix and match facility to try to accommodate shareholders’ preference for cash or shares. The big driver of the value of our offer is our stock price. Ultimately, what will matter is where our stock is trading at the time ABN AMRO shareholders will be making their decision. ABN AMRO shareholders who accept Barclays shares will have the opportunity to participate in the substantial upside from our growth potential as well as the significant uplift in dividend per share. We’ve said consistently that we will only pursue the ABN AMRO merger if the economics make sense, and they do. The financial metrics are based on an unchanged synergy target of €3.5 billion. You’ve heard us say that those conservatives are, that those synergies are conservatively pitched but the synergy story and the economic opportunity generated by this merger is not one of cost rationalisation; it’s a story led by revenue growth through time and that story is in no sense fully dimensioned by the published synergy numbers. We expect to outperform on those targets and that’s before the impact of the incremental earnings opportunity that is created by today’s announcement.

We’ve not quantified the financial benefits that we expect to accrue from the relationship with China Development Bank. However, we expect these to be material and we therefore expect the synergy opportunity to be larger than the one that we have currently assumed. The extra CDB-related synergy opportunity unlocked by the merger with ABN AMRO is most obvious in the area of trade finance and international payments. This is an area where ABN AMRO is a world leader. One of China Development Bank’s key activities is to work with China’s companies operating around the world and we see this as a home run. This is all upside to the EPS accretion that we have published today. I’m going to hand over now to Bob Diamond, the Group President, who’ll talk more about the opportunity that our partnership with CDB will create and when Bob is finished I’ll summarise before we take your questions. Bob.

BOB DIAMOND: Thanks, John. You know, when John first presented the ABN merger to many of you in this room a few months ago, there were two very, very important principles that I want you to recall because they apply to the strategic partnership that we just announced as well. The first principle was that this, this deal was an acceleration of our strategy. It’s no change to our strategy. It, it quickens the pace. It gets us where we want to get to a little bit more quickly. The second principle is that for Barclays the Barclays/ABN merger is around unlocking value. It’s around forward potential. This is not a bust-up strategy. This is not domestic cost-cutting. Costs are always important and we can execute completely around the cost synergies that we’ve identified but the real value here will show in the equity price. It’s the, it’s the, it’s the forward earnings momentum that this combination will give. We’ve talked about, you know, the combination of payment systems, we’ve talked about the Barcap commodity product through Brazil but when you think about the strategic partnership that was signed at 5 a.m. this morning with the China Development Bank, those same two principles are important. It’s an acceleration of all the things that we’ve talked about. John’s spoken the last few times we’ve gotten together about looking east. He’s talked about the opportunities that Asia presents and it truly is a strategic breakout. I’ll go through the specific reasons in a second.

The second principle, the one of unlocking value, what I want you to recognise, when I go through the specific examples of the types of things we’re working with is just that, how this unlocks value, how this creates, with a combined Barclay/ABN a substantial revenue stream, a substantial profit stream going forward. So, what is the opportunity? Just to summarise, it’s unique and non-conditional. It’s unprecedented in the access it gives Barclays to clients in China. It’s exclusive to Barclays, as an international bank, and it both deepens and broadens what is already a deep footprint in China and Asia, both on the ABN side and on the Barclays side. So what I’d like to do is give you five examples of exactly what we are going to be working on together with China Development Bank, it isn’t meant to be comprehensive, I’ve picked out five examples to try and bring this to life. The first is around asset management and everyone here knows that BGI is the largest manager of institutional assets in the world with over 1.8 trillion in assets under management. Index and active, equity, fixed income, institutional and with the largest family of exchange traded funds also retail targeted. BGI already does business in China with one of the few foreign managers of equities for the foreign currency reserves and they’ve become, immediately, a preferred asset management partner of the China Development Bank. The second one I want to talk about is commodities but I think this is particularly important when you consider who we have just done this deal with. China Development Bank’s role is to work with state owned corporates in how they manage their risks, how they manage their financing, both domestically and internationally. And I think most of you know that both industrial metals and natural resources are key strategic industries in China. In fact China is, today, the key variable in global demand for metals. That was brought out in a recent BarCap report. But China, today, is also the largest consumer of industrial metals in the world. China, today, is the second largest consumer of oil in the world. China, today, is right up there with the US as a consumer of many agricultural products and China, today, is the largest producer and largest exporter of steel. When you look at that and you look at the Bar-Cap business and commodity, top three in the world, number one in Europe, this is a strategic breakout and what we have agreed to do is that BarCap and the China Development Bank are going to work together to create the top player in providing commodity risk management solutions for the corporates in China. Another one is the joint business development of the important client, so once again, think of the state owned corporates and the responsibility that the China Development Bank has to work with that. They’ll introduce the BarCap suite of risk management and financing solutions for those that want to do the international businesses and international trades. The fourth one I want to identify is about Africa and this is particularly important to China because of their increasing trade flows with Africa. They are now just under 50 billion in imports and exports. And Barclays is the number one, really the leading international bank throughout Africa with over 1,000 branches. We expect to open a couple of hundred more next year, so when you think of the companies in China and their import and export businesses with Africa, a key strategic area for them, they’ll be able to get the commercial banking services from Barclays that they need to expand their businesses in Africa and if you understand that about Africa, which is pretty clear, it’s really not that much different in Brazil and some of the other geographies. And lastly John talked about global payments and trade finance opportunities, the combined ABN Barclays will be in the top three in the world, in global payments, in trade finance. When you think about the trade flow coming out of China, 1.8 trillion in 2006 and, in fact, one of the well hidden secrets is that the number six trading destination for China is the Netherlands. So when you think about the amount of trade finance that is being generated out of China today and the growth going forward and the fact that the combined Barclays ABN are a premier supplier of trade processing, trade finance and global payments, and very often back to back because of the number of geographies from Africa to Brazil, that we operate in. so, we bring you back, after those five examples, to the point I made at the very, very beginning – this is very strategic, this is a strategic breakout, it’s very important to understanding the equity story and it’s also unlocking a value and that’s what I mean by the unlocking value. This isn’t a domestic consolidation and it’s not a bust-up strategy, it’s about trying to find ways to unlock value and I just leave you with the point that John really made is if you look at the progress in this group over the last four to five years, what deeper management team to execute and to monetise the opportunities that this presents? Who has driven organic growth more strongly than Barclays? Back to you boss.

JOHN VARLEY: So, just to recap, a lot to communicate, a lot to digest – we recognise that. You’ve heard about the China Development Bank opportunity, we think it’s significant. We’ve attracted over €13 billion of new equity subscription from two marquee Asian names – China Development Bank and Temasek and it’s a powerful statement, that, of support for our strategy, both Barclay’s and ABN. The equity funding has been carefully structured and it reflects the changing patterns of world financial flows. We have improved our offer to ABN AMRO shareholders, introducing €25 billion of cash which is intended to accommodate those who want cash rather than paper. At the same time we have been careful to protect the interest of existing Barclay’s shareholders by maintaining the financial disciplines that we talk a lot about throughout the ABN AMRO story. Our shareholders will retain a larger percentage of the enlarged combination and that was the case in our first transaction. Our shareholders will be able to participate in the new equity funding but we are not reliant on the market to source for cash for our offer. And we do believe that the ABN AMRO deal will enable us to accelerate the implementation of our strategy and that this new offer creates the conditions for us to succeed. As you see Bob and I are joined on stage by Chris Lucas, the group finance director and by his predecessor Naguib Kheraj, who is running the transaction team on the ABN AMRO deal. I should say that Frits Seegers is our anchor man on the ground in Amsterdam this morning. So you are very welcome, both those who are physically in the room and those who are joining us by telephone, do please ask any questions that you have and we will do our best to answer them.

Over here.

ANDRÉA MORAWSKI: Good morning, I’m Andréa Morawski from the French daily La Tribune, so you have more firepower now with this deal with Bank of China and Temasek but the price that you are offering for ABN AMRO is still lower than the one the consortium is offering so how confident are you that you can stick to the recommendation of the Board of ABN AMRO and will win the battle eventually?

JOHN VARLEY: We are confident because of the strength of the story in earnings momentum within Barclays. That momentum is something that will be accelerated by the ABN AMRO transaction and we have announced, in our announcements today, further sources of momentum in Asia. You may have seen that the ABN AMRO Board has put out a note this morning welcoming the new offer, I think they fully understand the strategic implications and therefore the economic implications and I think they also understand the very significant difference between the story that is on offer from Barclays, which is a story on construction, revenue led growth, driven by capability, capturing economic opportunities in the financial services industry through time, on the one hand, and the story on the other of deconstruction of cost consolidation – they are sharply different stories. In terms of the recommendation, you ask about that, the position of the boards is as follows – they want to see what the impact of today’s story is, over the period ahead, on our stock price. If you ask me do I expect a recommendation and am I confident about a recommendation I would say the answer to that is yes but we have to give the ABN AMRO boards the opportunity of seeing what happens. In terms of our offer, our offer will be, when we post it to shareholders, our offer will be conditional on receiving the recommendation of both boards.

MIQUEL ROIG: I am Miquel Roig from Expansion. You said, last week, that you had a flexible intoto rate of your offer, you have shown that – viola! Do you still have flexibility to improve your offer?

JOHN VARLEY: Oh, come on, we put an enticing new cream cake on the table today in front of ABN AMRO shareholders, we are not going to top it up with cream!!! You know, I think it is rich in cream and we’re confident about what is on offer here. We are confident about, on the one hand, having injected cash into the transaction to deal with a very clear wish of some shareholders. We are also very confident about the ability to grow. I mean, you have heard that a lot in my remarks and Bob’s. So we feel no need to do anything further.

BOB DIAMOND: I think, you know, watch the equity space, but give it a little bit of time. We made three pretty important announcements today – we made an announcement about our revised offer which had €25 billion in cash, 37% of the deal. We made an announcement about another set of sterling results in the first half of this year, 12% PBT, 14% EPS and we also announced strategic partnership with the China Development Bank which I think we will spend more time talking to people about but these things are going to take a little bit of time to be absorbed into the equity story. But what is important is they are all real positive for the equity story and at the end of the day, it’s the equity price that’s important.

JOHN VARLEY: One other thing that your question provokes in my mind, if you think about the technical situation in the stock – I think it is possible that the market thought that we were going to do something irresponsible in terms of today’s offer and we haven’t. I mean, you can see how careful we’ve been to protect our existing shareholders. And yet, notwithstanding that, we have improved the offer to ABN AMRO shareholders and I think it’s also possible that the market is anticipating that there would be some very large issuance of stock at a big discount. Now, both those ghosts, if I can describe it in this way, have been exorcised this morning. There will be no substantial issuing at a discount, indeed the reverse. And we’ve not done something irresponsible in our offer structure this morning, indeed the reverse and I think that that will have an impact, through time, on the technical situation in the market.

BOB DIAMOND: Are there any other, yes there’s a question over there towards the back.

CHRISTIAN SEIB: Christian Seib from the Times. I understand that you first started talking to the Chinese bank in May, so you’d already made your offer for ABN, or you’d announced your interest, etc, before you started the talks. Had a relationship with China been in your mind before ABN came up? And even if you started talks in May, were you putting feelers out there well before that?

JOHN VARLEY: Let me try and be helpful. The relationships, both with CDB and Temasek go back for some years and as I said in my remarks, those are relationships built around Barclays Capital’s presence and capability in Asia. So I, as Chief Executive, was well aware of these relationships and been close to both these companies in the way that Bob has as well, over time. I mentioned in my remarks, also, that we’d had it, as a strategic priority of Barclays for some years, to increase our presence in Asia and one of the things that has happened here, and I like what’s happened here, is that we have created an opportunity, through the ABN AMRO merger situation, to extend our presence in Asia in a way that serves both that strategy which is a pre-existing strategy as well as the strategy around merger with ABN AMRO and I hope you feel, we certainly feel, that it’s a sensible way of serving two goals with a single objective. If you ask me would this precise structure have been arrived at absent the ABN AMRO transaction, probably not, because one of the things that both organisations want to do is they want to put a lot of further cash into the enlarged vehicle as a result of the opportunities ABN AMRO creates. But is it possible that we would have generated these sorts of relationships with these two investors through time, sought the sort of memorandum of understanding that we have signed this morning, through time, I think that it perfectly possible. It is absolutely consistent with our strategy.

CHRISTINE SEIB: You have to speed up the talks that you were having with the two partners as you saw the way the battle for ABN was unfolding and the issue of extra cash?

JOHN VARLEY: No. we have not been, I assure you, mesmerised by anybody else’s activities. As soon as we had these conversations, as soon as we were ready to move, Bob has mentioned that we signed this memorandum of understanding at 5 o’clock this morning, soon as we are ready to move we moved.

BOB DIAMOND: And then we talk to you.

JOHN VARLEY: Yes, yes. Ben, good morning.

BEN LIVESEY: Ben Livesey at Bloomberg. Just on the synergies, which are now 3.5, they are still 3.5 but they are conservative estimates, the consortium is still suggesting more than four billion, sounds to me like you are pretty confident of either matching that or exceeding that figure?

BOB DIAMOND: I’ve been consistent in this and I think all of us have a view here. We have been very conservative, on the cost side we have taken you through, specifically, how we agreed with everything and because this is a merger, not a bust up, we’ve had agreement between the two sides on every single one. We have taken you through all that and how achievable they are and very important to execute on those and we think they are conservative and elect execute. Where we get really excited is on the revenue side and we’ve talked about this. There is some reluctance on the analyst side to look at revenue synergies the same way they look at cost synergies, because of the way the businesses work, because of the more normal, domestic, consolidation type plays and where we get really excited here is on the revenue side and the opportunity side, but we are also quite comfortable that we can over deliver on what we are promising and we have been…

CONFERENCE CALL OPERATOR: (to audio conference parties only) Ladies and gentlemen, just to advise you, if you do wish to ask a question, please press seven on your telephone keypad now. Thank you.

JOHN VARLEY: And as I said in my remarks, the revenue opportunity is not €700 million, so that’s where the story is there, it’s a bill story driven by serving client and customers well and creating sustainable revenue growth through time. Is there something you want to add?

CHRIS LUCAS: I think you’ve added the, the only thing I would say is that all of what we have announced this morning, in relation to China Development Bank is not captured in those numbers, those numbers are just those that we had spotted some time ago and what we described this morning is yet another example of upside that’s not quantified in there.

JOHN VARLEY: Yes, at the back.

STEVE SLATER: Steve Slater from Reuters. John, you said this offer is conditional on getting the recommendation from the ABN board, if they turn around and say they are not going to recommend either offer and will leave it up to shareholders to decide, would you still proceed with the offer then?

JOHN VARLEY: Well, I can’t be more precise than I have been – I have said that our offer is conditional on their recommendation. And, to me, the recommendation speaks of… the agreement speaks of a congruent way of thinking, a congruent way of doing business and it’s fundamental to achieving the growth that we expect over time. I mean, why is it that they have not recommended a consortium – because they get deconstructed by the consortium. Why is it that they are recommending Barclays – because they see a set of values, a set of business opportunities, and a way of doing business that absolutely fits with their history as a relationship bank over time. Now, at the moment, in a way that I regard as perfectly reasonable, they are not recommending the transaction because they want to see the impact in the market, of our revised terms, all be it that they have said they welcome what has happened, as I said earlier, because they understand the significance of what’s happened this morning. But I go back to my formal position – my formal position is very clear – our offer, when we post it to shareholders will be conditional on having a recommendation from the supervisory board or the management board of ABN AMRO.

STEVE SLATER: Do you think they have come under pressure to, maybe, be more neutral, that they may choose to not take sides and leave it up to shareholders and then where do you stand?

JOHN VARLEY: Well, I mean, where we stand is we put value in front of shareholders, we are confident about our prospects for success. We think that the market will well understand what we stand for, we have created the opportunity of dealing with one particular issue which was shareholders on the ABN AMRO register who wanted cash, we rest our case. Can I just see if there is anybody on the line who would like to ask a question?

CONFERENCE CALL OPERATOR: We have a question coming through from the line of Rien Meijer from the Telegraph, please go ahead.

RIEN MEIJER: Good morning. I was wondering were you surprised by the statements of Mr. Rijkman Groenink in this newspaper this weekend that he doesn’t believe Barclays will succeed in buying ABN AMRO?

JOHN VARLEY: Well, what he actually said, he was very clear. Rijkman said he prefers and his board prefer Barclays as a partner, for all the reasons that I mentioned in response to the earlier question. I think what he was reflecting on was a difference between the headline value of the consortium offer, in my view there is a difference between that itself and net present value, but the difference between headline value of the consortium offer and where our stock was trading at the back end of last week. But he knows, just as I know, and we know, that what matters is not where our stock was trading at the back end of last week, it’s where our stock will be trading when ABN AMRO shareholders have to make their decision. And I think we have made their decision easier, in favour of Barclays, as a result of the announcement we have made today.

RIEN MEIJER: But still the timing of that statement was a little peculiar, don’t you think?

JOHN VARLEY: You are trying to draw me into criticising Rijkman and I am not going to do that. I think I understand why he was reflecting in the way that he was, he’s been very clear about his preference for the Barclays route forward and that is born of a long understand that he and I and colleagues on both sides of the organisation have about what we can build together. And what we can build together will be one of the most formidable competitive forces in the financial services industry. That’s why he prefers it.

RIEN MEIJER: Thank you.

JOHN VARLEY: Is there another question on the telephone?

CONFERENCE CALL OPERATOR: The next question comes through from the line of Wendy Tam from Mingpao Chinese Paper, please go ahead.

WENDY TAM: Hello, this is Wendy calling from Mingpao Chinese newspaper from Hong Kong. In your notice you mentioned that your company, I mean Barclays, had approached the China Development Bank and also Temasek in May. So may know that whether you have approached the new reformed state for an exchange investment company in China and why do you chose China Development Bank instead of other commercial banks in China? Thank you.

JOHN VARLEY: It’s a good question. We went to China Development Bank because of the strength of the Barclays Capital relationship with China Development Bank. Governor Chen who is head of China Development Bank is somebody that Bob and I have known for some time. We have an existing, good and strong relationship. It felt to us like the natural partner to discuss the enterprise that we did discuss and you can see the outcome of that today in terms of CDBs judgment. CDB is making, by far, the biggest investment that’s been made from China into the outside world ever.

BOB DIAMOND: I think also, John, if I may, to put it in context. Some of the other transactions that we have seen over the last couple of years are international banks or big US banks taking a minority stake in Chinese banks and compare that to this which was the largest foreign investment in the history of China. It’s an investment in our equity and it’s a strategic partnership to develop business within China. This is much different and I think that’s why both John and I and the team feel its going to take a little bit of time for this to work itself into the equity story and the equity price, it is really strategic. It’s a strategic breakout and you can see the forward earnings potential of this, both the support of having two big, strong, long term, strategic investors in Barclays shares and the strategic partnership from a market like China. These are really substantive and I think they are going to take a little time… it is going to take a little time for the markets, for everyone, to understand that it’s kind of second nature to us because we have talking about it for six or seven weeks.

JOHN VARLEY: I know there is one more question on the line and then I’ll come back to questions in the room.

CONFERENCE CALL OPERATOR: Thank you. The next question comes through from the line of Ian King from The Sun, please go ahead.

IAN KING: Good morning gentlemen.

JOHN VARLEY: Hello Ian.

IAN KING: I was very taken by Bob Diamond’s comments on doing business with Chinese corporates in Africa and I just wondered whether you think there is possible reputational risk for Barclays here. You know, the Chinese has been… you know, they recently gave 1.3 billion to Robert Mugabe’s government in Zimbabwe, they’ve been dealing with Sudan, they’ve been very active in Zambia where an opposition party nearly came to power, opposing Chinese involvement in their mining industry. I just wonder whether there is any, sort of, risk there for Barclays?

JOHN VARLEY: I think, Ian, the right way of thinking about this is that what we are doing is we are creating a partnership with a bank. And it’s not a stranger bank; it’s a bank that is very well known to us. We have had a long relationship with China Development Bank, we understand the way in which they do business and you can imagine that it would have been difficult for us to have come to the agreement that we have, where China Development Bank is investing as much as it is in Barclays, were there not a very extensive understanding, by the two organisations, of each other. So we feel entirely comfortable about the commercial nature of this collaboration and partnership and we are very comfortable with our new partners.

BOB DIAMOND: In terms of Africa, you know, we are the strongest, most successful bank throughout Africa so a lot of the things that you talk about are things that we deal with day in and day out, that’s why we have the reputation we have in Africa. So doing business in Africa is not new to the Barclays Group.

JOHN VARLEY: Are there any questions in the room? Oh yes, sorry, didn’t see your hand up.

DANNY FORTSON: Danny Fortson from the Independent. You keep saying you are being very conservative about the earnings, revenue potential and you are still confident that you are going to get these numbers and beat them. You are so confident why not improve them? I mean you are in a fierce bid battle and that would make your story that much stronger.

JOHN VARLEY: Well, I think our shareholders understand how we do things and we have a practice here of being appropriately conservative on public commitments we make and those are deliverable, and I think our shareholders understand that very well. So if our shareholders, for example, examine what we expect to achieve in Barclays Capital in the global market business with ABN AMRO, by that partnership and collaboration, I think our shareholders have a high degree of confidence in our ability to land those synergies and more. And I think I would make exactly the same comment of the global retail and commercial banking synergies. It’s a way of doing business. Ultimately shareholders will have to make their judgement, but there is a. in addition to quantum, I think there is a mix issue that is relevant here. We know that the predisposition of the market is for cost synergies and we have committed cost synergies and I have said to you today, and before, that we will deliver on those. But I have also said to you today, and before, that the story is a revenue led story. And that is our confidence in our ability to drive very substantial and incremental revenue from the combined organisation, that’s what causes us to put the revised offer on the table today, that’s what causes us to feel confident that when ABN AMRO shareholders vote, they will vote in favour of Barclays.

PHILLIP INMAN: Hi John, Phillip Inman of the Guardian: forgive my financial illiteracy but you just talk me through a bit more about who is going to own ABN? Because it seems like everyone is going to own a bit more of ABN but that can’t be possible?

JOHN VARLEY: No, no, you are right, it’s a good question. The simple way of thinking about it is that, by introducing a large amount of cash into the overall construct that is enabling us, on the one hand to increase the terms, improve the terms to ABN AMRO shareholders, but on the other, increase the percentage participitation by Barclays shareholders. So that’s the way that it works, it is simply the consequence of putting a large amount of cash into the transaction but that’s not withstanding the investment by CDB and Temasek, Barclays shareholders will own more of the overall cake, that’s because there are some shareholders in ABN AMRO who will not have any equity participation in the new enterprise. Does that make sense?

PHILLIP INMAN: Yes.

ISABELLE CHAPERON: Isabel Chaperon from the French, Les Echos could you precise please what is your exposure to invest in some that have collect with the US?

JOHN VARLEY: Isabelle, I am not wanting to be obstructive, but I am… that is a question about our results and questions about our results we should leave for next week. We will give you a full update but you have heard us say that Barclays Capital have had a sensational first half, built on two consecutive record quarters and you can read into that a statement of how well we have performed in all dimensions of our BarCap business, but I do assure you that when we talk next week we will give you a better breakdown of the performance of the group as a whole. Are there any further, Jane, hello, good morning.

JANE CROFT: Jane Croft from the FT. I just wanted to ask, given that the ABN board are now considering your revised offer, how long do you think it would be before they come back and say whether or not they are going to recommend it?

JOHN VARLEY: Well, they will take the time that they should do. And we don’t have a precise contractual agreement with them as to that point. We want to be reasonable in giving them the opportunity of making that assessment, but I go back to the point I made earlier and I apologise for repeating myself, but when it comes to the offer, when it comes to conditions in the offer, there will be a hard condition about that point. And I do think, as I said in answer to an earlier question, that obtaining the recommendation of the Boards is very important to us.

JANE CROFT: [Inaudible] about Board representation of the China Development Bank and also Temasek. Will they sit on the Barclays Board and representatives sit on the Barclays Board?

JOHN VARLEY: I’m sorry, Jane. Can I just ask you to repeat the question?

JANE CROFT: Sure. China Development Bank and Temasek, will they have representation on the Barclays Board?

JOHN VARLEY: Yes. Yes, they will. And each is entitled to appoint a Director to the Barclays Board and both will take up that opportunity, I’m sure. And from our point of view, that’s a highly desirable development because… you know, I believe and we believe here that our Board should in some important way anticipate the ambition of the organisation, should front run where the organisation is trying to travel and you’ve heard me talk this morning about the importance of Asia, and so the idea of have two heavyweight Directors on our Board from Asia, I think, is a very important prospective source of advice and guidance to us as we try to increase the exposure that our shareholders have to Asia through time. It looks as though… ah, two questions on the line! Can we have the first question down the telephone?

CONFERENCE CALL OPERATOR: Thank you. The first question comes through from the line of Richard Stovin-Bradford from the Sunday Times. Please go ahead with your question.

JOHN VARLEY: Hi, Richard!

RICHARD STOVIN-BRADFORD: Hi, and good day to you. Just a very quick one. The way you’re talking about CDB and Temasek who, as we know, have supported Standard Chartered in the past, makes me wonder whether we’re not getting into rolling rights issue territory. Do you see that?

JOHN VARLEY: Into what?

RICHARD STOVIN-BRADFORD: Into what I would call a rolling rights issue

JOHN VARLEY: Richard, I’m sorry… you’re going to have to help me. What do you mean by that?

RICHARD STOVIN-BRADFORD: Well, I’m just wondering whether they’ve committed this amount of funding already, do you regard them as a sugar daddy?

JOHN VARLEY: That sounds like a pejorative phrase to me. I regard them as very high quality investors who know what they’re doing and, I mean, this level of commitment is pretty much unprecedented. I mean, they are together, as you know, if I put the number in dollars, putting just short of $19 billion into Barclays. I think that is a big statement of support, but sugar daddy??… I don’t think either of them is a sugar daddy.

RICHARD STOVIN-BRADFORD: Thank you.

JOHN VARLEY: One more question on the line? Two more questions on the line!

CONFERENCE CALL OPERATOR: Thank you. The next question comes through from the line of Prisco Battes from Financial Daily. Please go ahead with your question.

PRISCO BATTES: Yes. Thank you and good afternoon. How would you assess the rise of the share price of Barclays this morning? Would you say that is mainly a relief of what you were earlier saying, or maybe that the market is hoping that the takeover will succeed?

JOHN VARLEY: Well, I made a comment earlier… I’ll ask my colleagues to comment if they wish to, but I made a comment earlier about two… I don’t know if you were on the line at the time, but I said that two ghosts have been exorcised this morning, I believe, by our offer. One of those ghosts was that we would do something reckless in terms of submitting a revised offer for ABN AMRO and you can see that we have not done that, all be it that we have improved the offer terms to ABN AMRO shareholders. And the second is that to, to, to reach, we would issue a very large amount of stock at a discount and we’re not doing that. We are issuing stock to CDB and Temasek, but not at a discount. So I think that from a technical point of view, there will be some change in sentiment in the market today. I think that’s very likely.

NAGUIB KHERAJ: If I could just add two things, John. I think… one is we have a very large financial commitment from two big investors to buy stock at £7.40 and that has to provide some underpinning for the stock price, and I think people are starting to evaluate the size of the business opportunity with the China Development Bank and what that might do to earnings.

JOHN VARLEY: Yeah. I mean, our hope is and our belief is that if you look at the exposure that the new Barclays gives to shareholders, it’s pretty much unique and I hope that in time shareholders will come to the view that this is a must own stock. There’s one more question on the line?

CONFERENCE CALL OPERATOR: Thank you. We’ve got a follow up question from Wendy Tam. Please go ahead with your question.

WENDY TAM: Hello. This is Wendy again. I would like to ask, you haven’t answered the question that whether your company has approached the SIC beforehand. And also you’ve mentioned that Temasek and also the CDB will be able to appoint their members into the Board of Directors, but just I’ve noticed that they will only be able to appoint non-executive Directors into your Board. Do they know that? What do you mean by, they can appoint members into your Board of Directors? Does it mean really management or just non-executive Directors? Thank you.

JOHN VARLEY: Well, I think it would be heretical in this country, in any event, to suggest that a non-executive Director is not an effective Director, so, Wendy, to be clear, the appointment will be of non-executive Directors, but they will have exactly the same power and authority as any other Director sitting around the Board table. And, as I said earlier, we welcome the fact that they will be appointing Directors, because we very much value the expertise and the guidance of those Directors will bring to the Board. On your first question, which was a repeat of the earlier question, my answer, I’m afraid, is exactly the same, which is that it’s no coincidence that we chose to approach China Development Bank in relation to this situation because of the strength and warmth and productivity of the relationship between China Development Bank and Barclays. That’s why we went there.

WENDY TAM: Okay. Thank you.

JOHN VARLEY: I think we’re finished. Can we thank you all very much for being with us? There is lunch, I believe? There is lunch! So we’re happy to be with you over lunch if it’s convenient for you to stay. Thank you. And thank you those on the line too.

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.